Exhibit 99.3 — Questions and Answers uploaded to Cadbury intranet — 9 November 2009
NEW Q. Now that a formal offer has been announced, what happens next?
A strict timescale set by the UK Takeover Panel now applies. Kraft has 28 days to send formal offer documentation to our shareholders, who will then have 60 days to accept or decline the offer. The latest date our shareholders would have to accept the offer by is therefore 5 February 2010, but it could be earlier if the offer document is sent earlier. Once Kraft posts its offer document we then have 14 days to respond to our shareholders with our defence case. You will receive regular internal communications from us if these events happen.
NEW Q. Can anyone else come in and make an offer? Would they be restricted by any of these timescales?
Yes. Another company or consortium could now make a bid for Cadbury. The same timescales would apply (see above). Competing offers would need to be received before the Kraft’s formal offer period closes (5 February at the latest, see above), and would normally restart the timescale if the bid is made after Kraft has sent its offer document to our shareholders.
NEW Q. When will we know the outcome?
The process would normally take around three to four months from the receipt of a formal offer until a firm outcome is reached, but this depends on whether any other offers are tabled, which would normally re-start the timetable.
NEW Q. What has happened so far?
On 7 September Kraft announced an informal takeover approach for our business which our Board firmly rejected. The UK Takeover Panel then imposed a ‘put up or shut up’ deadline (see below) which meant that Kraft had to make a formal offer to Cadbury by 9 November or walk away. On November 9th Kraft announced a formal bid of 300p in cash and 0.2589 New Kraft Foods Shares (worth £7.17 a share on 9 November) for our business which our Board strongly rejected. They now have 28 days to provide formal offer documents to our shareholders, following which we will respond with our defence within 14 days.
NEW Q. What are we doing to defend ourselves?
We are working on our defence document. Our intention is to show shareholders that they would be better off staying with Cadbury than selling to Kraft. We will make this case when the time is right and will also communicate it across the business. We have said that the best defence is great performance, and this remains true. By demonstrating the power of our standalone, pure-play confectionery strategy we can show shareholders that our independent business is worth more than what Kraft is offering for our shares.

NEW Q. What do I say to people?
Realistically you are going to face questions from customers, suppliers, friends and family. Please stick to the key point that it’s business as usual: the Cadbury Board has issued a strong rejection and believes in both our strategy and prospects as a pure-play confectionery company. Above all, avoid speculation or commenting on Kraft or its approach. If you receive any media calls send them straight through to the central team — corporateaffairs@cadbury.com or call +44 (0) 1895 61 5011.
NEW Q. Is it still business as usual?
Absolutely. Although there is a lot of media speculation about our business, the best way to prove the strength of our company to our shareholders is to deliver great results consistently. It’s crucial we don’t get distracted and continue to win in the marketplace.
NEW Q. What can I do to help?
Keep delivering, and winning in the marketplace. We have said that our best defence is great performance, and our quarter three results showed this. By demonstrating the power of our standalone, pure-play confectionery strategy we show shareholders what our business is worth.
NEW Q. I’m concerned about my pension, is it safe?
Globally Cadbury generally provides pensions to colleagues using custodians such as a trust (as the UK and Ireland), through a foundation (body created to administer the benefits for the company) or through insurance. In all of these situations the custodian holds assets on behalf of the members. Each jurisdiction is different and any particular concerns that you may have should be referred to your HR partner. 9.11.09